Phone:	(212) 885-5442
Fax:	(212) 885-5001
Email:	bshiffman@blankrome.com

December 21, 2005

BY EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Global Services Partners Acquisition Corp.
Amendment No. 1 to Registration Statement
on Form S-1
Filed November 4, 2005
File No. 333-128325

Dear Mr. Reynolds:

On behalf of Global Services Partners Acquisition Corp. (“Company”), we respond as follows to the Staff’s comments received on December 8, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from the initial filing. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to William Bennett. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Mr. John Reynolds

December 21, 2005

Financial Statements

Notes to Financial Statements

Note 7 – Warrants and option to purchase common stock, page F10

1.	We read your response to our prior comment 49; however, we note that you have agreed with the warrant holders to deliver registered shares upon exercise of the warrants. Since the events or actions to deliver registered shares are beyond your control, it appears the warrants should be initially measured at fair value and classified as a liability in accordance with paragraph 14 of EITF 00-19. Further, the liability should be measured at fair value, with changes in fair value reported in earnings pursuant to the guidance in paragraph 9 of EITF 00-19. Accordingly, please revise the financial statements to reflect the classification of the warrants as liabilities or demonstrate to us why a revision is not required. In addition, please also provide us with your assumptions in determining the fair value of these liabilities at each balance sheet date presented.

We have updated and clarified the disclosure in Note 7 to our financial statements. Our initial securityholders may exercise their Class W Warrants or Class Z Warrants (the “Warrants”) only for shares of our common stock. Although our initial securityholders have the right to require us to register the Warrants and the shares of common stock issuable upon exercise of the Warrants for resale, there are no penalties for our failure to do so.

As noted in our prior response, Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. Our warrants are only exercisable in exchange for shares of our common stock and therefore can only be settled in our common stock. As we have satisfied one of the SFAS 133 requirements, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

In accordance with paragraph 8 of EITF 00-19, contracts that (a) require physical settlement; (b) require net share settlement; or (c) give the company a choice between net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) and assuming that all the criteria set forth in paragraphs 12-33 of EITF 00-19 have been met, should initially be recorded at fair value in permanent equity, and subsequent changes in fair value should not be recognized. Physical settlement is defined in paragraph 1 of EITF 00-19 as “the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer.”

As described in the Notes to our financial statements and elsewhere in the Registration Statement, our Warrants may only be exercised by the holder for cash on or prior to their respective expiration dates in exchange for one share of our common stock. The holders of our Warrants do not have any rights to put and redeem the Warrants back to us. However, under certain circumstances described in the Notes to our financial statements and elsewhere in the Registration Statement, we will have the right to call the Warrants for redemption at a nominal price of $.05 per Warrant.

Advancing the evaluation pursuant to paragraphs 12-33 of EITF 00-19, we believe permanent equity classification to be supported. Among other factors, information supporting this conclusion is as follows:

(i)	The Warrants do not have any method of settlement upon exercise other than physical settlement of shares in exchange for cash from the holder.

(ii)	The Warrants do not contain any provision that upon exercise could require us to settle with the holder in cash.

(iii)	The terms of the Warrants provide for a limit on the number of shares issuable upon exercise and we have sufficient authorized shares available to satisfy such limit as well as other existing commitments.

(iv)	The holders of the Warrants may exercise the Warrants only for shares of common stock. Although the holders of the Warrants have the right to require us to register the Warrants and the shares of common stock issuable upon exercise of the Warrants for resale, there are no penalties for our failure to do so.

(v)	There are no features or terms available within the Warrants, including any requirements to post collateral, both prior to exercise of the Warrants and after exercise into common shares which would provide for any rights or privileges to the holders of Warrants ahead of other holders of our common stock.

(vi)	The other criteria is paragraphs 12-33 of EITF 00-19 are either not applicable or we have evaluated and the provisions of the Warrants satisfy the requirements.

As a result, we believe the requirements of EITF 00-19 to be met and accordingly believe permanent equity classification to be appropriate.

Exhibit 5.1

2.	Please review your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.

We have revised our opinion accordingly, and have filed the revised opinion as Exhibit 5.1.

We also supplementally advise you that both Everest Telecom LLC and WTP Capital, LLC have recently moved their offices to 3130 Fairview Park Drive, Suite 500, Falls Church, Virginia 22042. We have noted this address change throughout the registration statement where applicable.

Both WTP Capital, LLC and Everest Telecom LLC moved offices because their lease at their previous address (9302 Lee Highway, 5th Floor, Fairfax, Virginia 22031) expired.

Both WTP and Everest now sublease office space from Indtai, Inc., an environmental and educational consulting services company. Neither WTP nor Everest has any business interests related to Indtai, although Indtai is an affiliate of B2Tecs, one of WTP’s portfolio companies. Indtai is wholly-owned by Patricia Huang, the wife of Sunil Bala, the CEO of B2Tecs. None of Everest, WTP, or any director, officer or special advisor of the Company has an interest in Indtai, and neither Indtai nor Ms. Huang has an interest in B2Tecs.

The only other sub-lessee of the premises is the law office of Stuart Anolik (an unaffiliated law firm). None of the occupants of the premises or their affiliates or portfolio companies are considered a target of the Company. Everest is receiving an administrative fee from the Company because Everest will provide the aforementioned office space, as well as office furniture, telecommunications infrastructure, computers and related office equipment to the Company. These services are not being provided by Indtai.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Brad L. Shiffman

Brad L. Shiffman